Exhibit 99.1

SGOCO Technology, Ltd. Announces
Second Quarter 2010 Financial Results

Jinjiang City, China – August 16, 2010 – SGOCO Technology, Ltd., formerly known as Hambrecht Asia Acquisition Corp. (the “Company” or “SGOCO”) (OTCBB: SGTLF), a distributor, designer and manufacturer of liquid crystal display (“LCD”) solutions in China, today announced its unaudited operating results for the three months ended June 30, 2010 (the “second quarter”).

Highlights

•	Total revenue for the second quarter increased by 234.6% to $42.9 million from $12.8 million compared to the same period of the prior fiscal year.

•	Gross margin for the second quarter of 2010 was 15.0%, compared to -0.3% in the second quarter of 2009.

•	Operating income for the second quarter of 2010 was $5.3 million as compared to an operating loss of $0.2 million for the second quarter of 2009.

•	Net income for the second quarter of 2010 was $3.8 million as compared to a net loss $0.4 million for the second quarter of 2009.

•
Fully diluted EPS for the second quarter was $0.40, as compared to $(0.05) for the same period of the prior fiscal year. Non-GAAP diluted EPS, which excludes charges related to warrant derivative liability, was $0.46 in the second quarter, up from $(0.05) in the second quarter of 2009[1].

•
The total number of retailers within the “SGOCO Club” network increased to 364 as of June 30, 2010, as compared to 206 as of March 31, 2010 and 70 as of December 31, 2009. The “SGOCO Club” network is a vertically integrated Direct Store Delivery (DSD) model initiated by the Company from the last quarter of 2009.

•
“We achieved strong growth in the second quarter thanks to accelerating sales growth and effective cost management both in operations and in business expansion,” said Mr. Or, President and CEO of SGOCO Technology, Ltd. “Sales through traditional channels and through the SGOCO Club model are both growing, effectively driving our expansion into China’s emerging retail market. “Looking ahead, we will continue to diversify our product portfolio, expand our distribution network and enhance the effectiveness of the operation so we can capitalize on the growth opportunities during the third and fourth quarter, which historically have represented the highest period of demand for consumer electronics and PCs in the Chinese market.

 ___________________________
1 The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Management’s Discussion & Analysis of the Results of Operations for the Three Months Ended June 30, 2010

The following analysis compares the results of operations for the second quarter of 2010 with the results of operations for the second quarter of 2009.

Revenue
Revenue for the second quarter ended June 30, 2010 was $42.9 million, an increase of 234.6% from $12.8 million in the second quarter of 2009. The Company relocated its manufacturing facility in mid-2009 which increased the Company’s production capacity thereby enabling the Company to sell more units. The Company saw strong sales growth through both traditional channels and the rapidly expanding “SGOCO Club” retail network.

Gross Margin
The gross margin as a percent of sales was 15.0% for the three months ended June 30, 2010, compared to -0.3% for the three months ended June 30, 2009. The negative gross margin in the second quarter 2009 was primarily attributed to reduced selling prices as the Company sought to clear excess inventories.

Operating Expenses
Selling, general and administrative expenses amounted to approximately $1.1 million for the three months ended June 30, 2010, an increase of approximately $0.9 million, or 555.3% compared to $0.2 million for the three months ended June 30, 2009.  $0.5 million of the increase was due to costs related to professional fees including audit and legal fees associated with being a public company as the Company completed the reverse merger in March 2010.

Provision for Income Taxes
Income tax was $0.66 million for the three months ended June 30, 2010 compared with $0.02 million in income tax benefits during the three months ended June 30, 2009.

Net Income and EPS
Net income for the second quarter of 2010 was $3.8 million, compared to a net loss of $0.4 million recorded for the same period last year. Non-GAAP net income which excludes charges related to warrant derivative liability was $4.4 million, compared to a net loss of $0.4 million a year ago. Diluted EPS was $0.40 in the second quarter of 2010, compared to $(0.05) in the second quarter of 2009. Non-GAAP diluted EPS, which excludes changes in fair value of warrant derivative liability, was $0.46 in the second quarter of 2010, compared to $(0.05) in the second quarter of 2009.

Cash, Restricted Cash and Working Capital
As of June 30, 2010, the Company had cash and restricted cash of $9.8 million and working capital of $17.3 million, compared to $11.4 million and $7.8 million as of December 31, 2009. The Current Ratio was 1.3 as of June 30, 2010 compared to 1.2 as of December 31, 2009.

Our principal source of liquidity has been cash flow generated from operations and borrowing from short-term bank loans. Net cash flow from operating activities for the first half of 2010 was negative $6.7 million. The negative cash flow from operations resulted from the $12.9 million increase in accounts receivable that followed the large sales increase in the second quarter of 2010.

The short -term bank loans represent amounts due to various banks.  These borrowings are normally due within one year and typically renewed. Since inception, the Company has faced no difficulties rolling over these loans with lenders. These types of financing arrangements are common practice in China and similar to revolving lines of credit in the United States.

About SGOCO Technology, Ltd.

SGOCO Technology, Ltd. is a distributor, designer and manufacturer of branded LCD PC monitors, LCD TVs and application-specific display products in China. SGOCO is dedicated to providing high quality, branded LCD products at affordable prices for Chinese consumers and emerging markets worldwide.

For more information about SGOCO, please visit http://www.sgoco.com

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. The Company assumes no obligation to update any of the information contained or referenced in this press release.

About Non-GAAP Financial Measures

We use non-GAAP adjusted net earnings to measure the performance of our business internally by excluding non-cash charges related to warrants and shared-based compensation. We believe that the non-GAAP adjusted financial measure allows us to focus on managing business operating performance because the measure reflects our essential operating activities and provides a consistent method of comparison to historical periods. We believe that providing the non-GAAP measures that we use internally is useful to investors for a number of reasons. The non-GAAP measure provides a consistent basis for investors to understand our financial performance in comparison to historical periods without variation of non-recurring items and non-operating related charges. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment regarding which charges are excluded from the non-GAAP financial measure. However, we compensate for these limitations by providing the relevant disclosure of the items excluded.

The following table provides a non-GAAP financial measure and a reconciliation of that non-GAAP measure to the GAAP net income:

SGOCO TECHNOLOGY, LTD.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)
	Three Months Ended June 30, 2010				Three Months Ended June 30, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$3, 829	$546	(a)	$4,375	$(436)	-	(c)	$(436)
Net margin	8.9%	1.3	%(a)	10.2%	-3.4%	-	(c)	-3.4%
Diluted EPS	$0.40	$0.06	(d)	$0.46	$(0.05)	-	(c)	$(0.05)

	Six Months Ended June 30, 2010				Six Months Ended June 30, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$4,384	$1,025	(b)	$5,409	$(155)	-	(c)	$(155)
Net margin	7.0%	1.6	%(b)	8.6%	-1.0%	-	(c)	-1.0%
Diluted EPS	$0.48	$0.11	(d)	$0.59	$(0.02)	-	(c)	$(0.02)

(a)	Adjustment to exclude charges related to warrant derivative liability of $546 from other expense, which was reported in the unaudited consolidated statements of income and other comprehensive income.

(b)
Adjustment to exclude charges related to warrant derivative liability of $1,025 from other expense, which  was reported in the unaudited consolidated statements of income and other comprehensive income.

(c)	Charges related to warrant derivative liability only incurred from the first quarter of 2010. No such expense incurred in 2009.

(d)
Non-GAAP diluted EPS is computed by dividing Non-GAAP net income attributable to Sgoco Technology, Ltd. by the weighted average number of dilutive ordinary shares outstanding for the respective periods.

For investor and media inquiries, please contact:

Ms. Peggy Yuan
Investor Relations
SGOCO Technology, Ltd.
Tel: + 86-10-5879-7435
Email: peggy@sgoco.com

SGOCO TECHNOLOGY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31 2009
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$1,980,571	$5,808,013
Restricted cash	7,822,862	5,596,699
Accounts receivables, trade	30,565,601	18,641,548
Accounts receivables - related parties	1,367,915	224,407
Other receivables	239,791	121,226
Other receivables-related parties	2,152,434	–
Inventories	11,392,204	4,011,505
Advances to suppliers	18,419,386	11,950,074
Advances to suppliers - related parties	412,917	8,954,051
Other current assets	129,755	20,746
Total current assets	74,483,436	55,328,269

PLANT AND EQUIPMENT, NET	16,777,533	15,729,350

OTHER ASSETS
Intangible assets, net	8,422,327	8,412,366
Other non-current assets	–	2,693
Total other assets	8,422,327	8,415,059

Total assets	$99,683,296	$79,472,678

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payables, trade	$10,917,894	$3,490,937
Accrued liabilities	252,249	74,147
Bank overdraft	1,469,598	717,562
Notes payables	19,586,484	18,709,038
Short term loan	19,936,908	19,230,756
Other payables	475,733	382,978
Other payables - related parties	–	198,875
Customer deposits	1,680,046	457,761
Customer deposits - related parties	–	335,056
Taxes payable	2,815,296	3,872,916
Unsecured promissory note due to shareholder	100,000	–
Total current liabilities	57,234,208	47,470,026

OTHER LIABILITIES
Warrant derivative liability	2,119,778	–
Put option derivative liability	2,000,000	–
Total other liabilities	4,119,778	–

Total liabilities	61,353,986	47,470,026

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2010 and December 31, 2009	–	–
Common stock, $0.001 par value; 50,000,000 shares authorized, 16,094,756 and 14,300,000 issued and outstanding at June 30, 2010 and December 31, 2009	16,095	14,300
Paid-in capital	19,037,683	17,263,916
Statutory reserves	1,972,639	1,286,942
Retained earnings	15,092,609	11,394,086
Accumulated other comprehensive income	2,210,284	2,043,408
Total shareholders' equity	38,329,310	32,002,652

Total liabilities and shareholders' equity	$99,683,296	$79,472,678

SGOCO TECHNOLOGY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
REVENUES:
Revenues	28,082,405	12,149,753	$41,166,152	13,052,419
Revenues - related parties	9,813,817	316,628	12,514,816	1,539,926
Other operating income	4,968,796	343,136	8,659,658	372,363
TOTAL REVENUES	42,865,018	12,809,517	62,340,626	14,964,708

COST OF GOODS SOLD:
Cost of goods sold	24,038,131	12,310,752	34,674,228	13,057,362
Cost of goods sold - related parties	8,063,550	246,887	10,201,637	942,039
Other operating expenses	4,354,169	284,103	7,921,743	322,431
TOTAL COST OF GOODS SOLD	36,455,850	12,841,742	52,797,608	14,321,832

GROSS PROFIT	6,409,168	(32,225)	9,543,018	642,876

OPERATING EXPENSES:
Selling expenses	104,210	58,282	183,425	89,056
General and administrative expenses	1,035,719	115,685	2,354,856	268,310
Total operating expenses	1,139,929	173,967	2,538,281	357,366

INCOME (LOSS) FROM OPERATIONS	5,269,239	(206,192)	7,004,737	285,510

OTHER INCOME (EXPENSES):
Interest income	19,917	902	42,762	1,596
Interest expense	(127,872)	(205,330)	(392,520)	(357,888)
Other income (expenses)	(122,662)	(47,828)	(289,088)	(103,548)
Change in fair value of warrant derivative liability	(546,288)	–	(1,024,828)	–
Total other income (expenses), net	(776,905)	(252,256)	(1,663,674)	(459,840)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	4,492,334	(458,448)	5,341,063	(174,330)

PROVISION (BENEFIT) FOR INCOME TAXES	662,909	(22,809)	956,843	(19,331)

NET INCOME (LOSS)	3,829,425	(435,639)	4,384,220	(154,999)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	169,379	(91,807)	166,876	(271,541)

COMPREHENSIVE INCOME (LOSS)	3,998,804	(527,446)	4,551,096	(426,540)

EARNING PER SHARE
Basic	$0.40	(0.05)	$0.48	(0.02)
Diluted	$0.40	(0.05)	$0.48	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic	9,527,932	8,500,000	9,124,710	8,500,000
Diluted	9,566,229	8,500,000	9,151,044	8,500,000

SGOCO TECHNOLOGY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,384,220	$(154,999)
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization	444,832	266,357
Change in fair value of warrant derivative liability	1,024,828	–
Change in fair value of put option	–	–
Change in operating assets and liabilities
Accounts receivables, trade	(11,811,110)	(4,452,283)
Accounts receivables - related parties	(1,137,858)	(327,391)
Other receivables	(188,950)	(1,135)
Inventories	(7,333,795)	(8,335,557)
Advances to suppliers	(6,393,848)	(4,876,702)
Advances to suppliers - related parties	8,542,234	32,019
Other current assets	(24,145)	(13,900)

Change in operating liabilities
Accounts payables, trade	7,381,981	1,472,638
Accrued liabilities	43,271	(231)
Notes payables	797,609	1,705,939
Other payables	90,812	33,931
Other payables - related parties	(2,342,382)	7,747,948
Customer deposits	1,215,360	150,339
Customer deposits - related parties	(335,034)	1,427,445
Taxes payable	(1,069,014)	(1,416,473)
Net cash used in operating activities	(6,710,989)	(6,742,055)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments on equipments and construction-in-progress	(2,133,720)	(2,779,341)
Purchase of intangible assets	–	(4,896,875)
Cash received from legal acquirer	5,913	–
Net cash used in investing activities	(2,127,807)	(7,676,216)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(2,194,147)	(757,168)
Bank overdraft	745,998	–
Proceeds from government	733,450	1,905,410
Proceeds from short-term loan	16,299,657	12,311,880
Repayments on short-term loan	(15,674,758)	–
Shareholder contribution	366,780	2,090,000
Proceeds from recapitalization	5,388,083	–
Payments of financing costs	(666,468)	–
Net cash provided by financing activities	4,998,595	15,550,122

EFFECT OF EXCHANGE RATE ON CASH	12,759	(238,250)

(DECREASE) /INCREASE IN CASH	(3,827,442)	893,601

CASH, beginning of period	5,808,013	352,568

CASH, end of period	$1,980,571	$1,246,169

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$392,520	$357,888
Income taxes paid	$331,700	$–
Non-cash investing activities
Construction-in-progress transferred to property plant and equipment	$2,380,237	$–